Cane Clark LLP				3273 E. Warm Springs Las Vegas, NV 89120
Kyleen E. Cane*	Bryan R. Clark^	Chad Wiener+	Scott P. Doney~	Telephone: 702-312-6255
Facsimile: 702-944-7100
Email: kcane@caneclark.com

March 6, 2006

Mr. Zafar Hasan
US Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:         AMERASIA KHAN ENTERPRISES, LTD.
File No. 333-130084
Filed December 2, 2005

Dear Mr. Hasan:

We write on behalf of Amerasia Khan Enterprises, Ltd. (the “Company”) in response to Staff's letter of December 29, 2005 by Jeffrey Riedler, Assistant Director of the United States Securities and Exchange Commission (the “Commission”) regarding the above-referenced Registration Statement on Form SB-2 (the “Comment Letter”). On behalf of the Company, we have filed with the Commission via the EDGAR system, a First Amended Registration Statement on Form SB-2 (the “First Amended SB-2”). We enclose with this letter a copy of the First Amended SB-2, plus a copy that has been redlined to show the changes from the previous filing.

The factual information provided herein relating to the Company has been made available to us by the Company. Paragraph numbering used for each response corresponds to the numbering used in the December 29, 2005 Comment Letter.

General

1.
Please note that where we provide examples to illustrate what we mean by our comments, they are examples and not exhaustive lists. If our comments are applicable to portions of the filing that we have not cited as examples, make the appropriate changes in accordance with our comments.

In response to this comment, the Company notes your preliminary comments.

*Licensed Nevada, California, Washington and Hawaii Bars;
^ Nevada, Colorado and District of Columbia Bars
+ Nevada, Illinois, and Wisconsin State Bars ~Nevada

2.
In your response letter, please state our comment and then explain each change that has been made in response to a comment. In addition, you should also reference each page number in which disclosure has been revised in response to a comment so that we can easily place your revised disclosure in its proper context.

In response to this comment, the Company notes your preliminary comments.

Summary of prospectus, p.3
Business summary, p.3

3.
The summary needs to be rewritten substantially to explain your business model. For example, it is unclear what functions you provide and what functions are provided by Artora. You indicate that Artora is a customer of yours and will purchase exclusively from you. However, you also state that through Artora, you have rented regalia to three different schools. These statements do not clearly indicate the source of the company’s revenue and the relationship between you and Artora. Does the company obtain revenue when Artora purchases from the company or is Artora simply a broker who generates revenue on your behalf by contracting with the high school? While these issues are disclosed with more clarity in the business section, you should briefly address them in the Summary as well.

As another example, you make reference to a distributuion chain? What distribution chain does the company have? If you are referring to Artora, then you should make this point explicitly.

In response to this comment, the Company revised its disclosure on page 3 and in the Description of Business Section to better clarify the mechanics of its business relationship with Artona Group and the distribution channel in place for the Company’s products.

4.
In the second paragraph, you state that you “design, develop, market, distribute, and sell academic regalia.” From the discussion in your document, it appears that you sell academic regalia but you have not described your design, development, marketing or distribution activities. Please revise to describe your activities in these areas or revise the statement accordingly. You should also add disclosure to this statement that explains your limited experience in performing these functions to avoid investor confusion.

In response to this comment, the Company revised its disclosure on page 3 and in the Description of Business Section to indicate that Mr. Johnny Lee, the Company’s President and Director, helps the Chinese manufacturer on the design features of the

Company’s academic regalia and inspects the fabrics and finished goods prior to their shipment to North America. The Company further disclosed that Mr. Lee does not have any technical or engineering experience in the design or quality control functions that he provides.

5.
We note that you are referring to Artora Group as “Our First Principal Customer.” The use of a defined term in this instance is not necessary and you should simply refer to Artora Group by its proper name.

In response to this comment, the Company omitted all references to “Our First Principal Customer” in the First Amended SB-2.

6.	Please revise to identify Artora Group as a company specializing in graduation photography.

In response to this comment, the Company revised its disclosure on page 3 and in the Description of Business Section to indicate that Artona Group specializes in graduation photography.

7.
We note that your June 15, 2005 agreement with Artora required them to purchase and/or rent additional quantities of regalia over the next four years. Please revise to clarify whether you are their exclusive provider under the agreement. Similarly, revise the discussion of the agreement in the Business section.

In response to this comment, the Company revised its disclosure on page 3 and in the Description of Business Section to indicate that the June 15, 2005 Agreement requires Artona Group to purchase and/or rent additional quantities of regalia exclusively from the Company.

8.
Please explain the meaning of the following statement: “We will actively pursue additional contracts with schools alongside our customer…” If this means that you will attempt to distribute your products directly to schools without the use of Artora or another company acting in a similar capacity, then revise to make this clear.

In response to this comment, the Company revised its disclosure on page 3 and in the Description of Business Section to indicate that the Company intends to seek additional contacts with photography studios or others that possess working relationships with high schools with which to market products in upcoming seasons if the agreement with Artona Group proves successful.

9.	Throughout your filing, you have described your agreement with Artora as an agreement to sell and/or rent products. Please describe the experience to date and your expectations. Has Artora rented or purchased regalia? Do you expect that Artora will continue the same practice and how will your revenues/profits be affected if it does not?

In response to this comment, the Company revised its disclosure on page 3 and in the Description of Business Section to indicate that the Company’s expectation of success is limited to the experience of renting a single shipment of goods to Artona Group, and is thereafter followed with cautionary language about future prospects.

10.	You have indicated that you do not consider yourself to be a blank company. Supplementally, please provide us with your analysis of Rule 419(a)(2) and explain your position in that analysis.

In response to this comment, the Company’s position is that it is not a blank check company under Section (a)(2) of Rule 419 of the Securities Act of 1933. The Company does have a specific business plan and plan of operation, which is to provide quality regalia apparel to high schools in Canada and later in the United States. The Company has taken steps to implement its business plan. On May 31, 2004, the Company secured a two year agreement, amended on June 15, 2005, whereby Artona Group, Inc. (“Artona Group”) will solely purchase and/or rent regalia products from the Company. From this agreement the Company has experienced revenues. The fact that the Company is small, has little revenues, and has management working on behalf of the Company is not relevant criteria to determine whether the registrant is a blank check company. The Company exists for the purpose of pursuing the business plan set forth in the registration statement. Pursuant to the terms of the subscription agreements used in the May 24, 2004 and June 18, 2005 private placements, the Company is required to register the current offering of 4,600,000 shares. In addition, the Company’s management believes that by being a reporting company, they have a better opportunity to obtain the financing required to complete their plan of operations. It is not the intention of the Company nor have they indicated anywhere in the registration statement that the Company’s plan is to engage in a merger or acquisition with an unidentified company or companies. As a result, it is inaccurate to describe the Company as a blank check company under Section (a)(2) of Rule 419 of the Securities Act of 1933.

Offering by selling shareholders, p.3

11.	You have referenced “Offering price per share by company and selling shareholders.” However, it does not appear that the company is offering shares in this offering. Please explain.

In response to this comment, the Company revised its disclosure on page 4 to omit reference to itself as offering any shares in this offering.

Summary of Financial Data, p. 4

12.	Your Statements of Operations data appears to include only revenue and expenses. Please disclose your net loss and loss per share for each period presented.

In response to this comment, the Company revised its disclosure on page 5 to disclose net loss and loss per share for each period presented.

Risk Factors, p.5

13.
Please delete the following text from the introduction. The “risks described below are not the only ones facing the company. Additional risks not presently known to us may also impair our business operations.” It is not appropriate to reference risks that are not disclosed and described.

In response to this comment, the Company revised its disclosure on page 6 to omit the mentioned text.

14.	Please revise the disclosure for each risk factor to include a separate heading that briefly identifies the risk and potential consequences.

In response to this comment, the Company revised its disclosure starting on page 6 to include a separate heading for each risk factor.

Risks related to a development stage company, p. 5

15.	In risk factor 1, in addition to disclosing operating expenses, you should disclose your accumulated deficit as of September 30.

In response to this comment, the Company revised its disclosure on page 6 to account for an accumulated deficit of (155,180) for the period ended December 31, 2005.

16.
In risk factor 2, you have described potential problems the company may face in operations. We note that in the summary section of the registration statement, you indicated that you wanted to test different aspects of operations. To the extent that you encountered any difficulties when you ran those tests, you should disclose those problmes explicitlty in this risk factor.

In response to this comment, the Company revised its disclosure on page 6 to describe its experience with renting its first test shipment of regalia to Artona Group.

17.	In risk factor 4, you state that you anticipate you will incur increasing operating expenses without realizing any revenues. Please revise this section to describe the nature of the expected increased expenses. Additionally, revise Management’s Discussion and Analysis and/or Plan of Operation to describe these expected increases in more detail.

In response to this comment, the Company revised its disclosure on page 7 to clarify that that Company is expected to experience continued losses and that operating expenses will continue to exceed revenues for the foreseeable future.

Risks related to our products, p. 6

18.	Please expand your disclosure to provide more context for the risks you are describing. for example, please explain what you mean when you say “Should the trend steer away from quality…”

In response to this comment, the Company revised its disclosure on page 7 to clarify that the success of the Company is tied to the quality and market acceptance of the Company’s academic regalia.

19.
In risk factor 7, you reference introducing other products. However, in your summary you did not indicate any plans for offering products beyond regalia. If you have such plans, you should briefly disclose them in the summary and provide a more detailed discussion in the Business section. If there are no such plans, please consider whether the risk factor is material.

In response to this comment, the Company revised its disclosure on page 8 to better explain the risks associated in providing a narrow product line.

Risks related to employees and management, p. 6

20.	In risk factor 9, if you have any reason to believe that either Mr. Ho or Mr. Lee may be leaving the company for any reason, you should disclose that information in the registration statement.

In response to this comment, the Company revised its disclosure on page 8 to indicate that, at present, there is no reason to believe that either Mr. Lee or Mr. Ho will leave the Company.

21.	If you expect to hire additional employees in the near future, these plans should be described.

In response to this comment, the Company revised its disclosure on page 8 to state that the Company has no present need to hire additional employees this time, but may do so in the future to manage operations, handle sales and marketing efforts and perform finance and accounting functions.

Risks related to ineffective marketing and other market factors, page 7

22.
We note your statement that you sell your product to independent photographers, photography studios and schools, colleges and universities. Please revise to describe the current state of your operations or revise to clarify that this is your strategic plan.

In response to this comment, the Company revised its disclosure on page 10 to indicate that the Company currently has one customer, Artona Group. If the current agreement proves successful, the Company’s strategic plan is to actively pursue additional customers like Artona Group, or others that possess working relationships with high schools, with which to distribute the Company’s products for the upcoming graduation seasons.

Risks related to competition, p. 8

23.
Please expand this disclosure significantly to describe who your competitors are and provide a brief description of their position in the marketplace. Please be more specific when you say that the market is intensely competitive and fragmented. Please also be more specific in describing the advantages possessed by competitors. As one example only, if there are competitors with sophisticated distribution systems that are cheaper or otherwise more efficient than those of the company, then you should disclose this fact explicitly instead of referring to greater distribution capabilities generically.

In response to this comment, the Company revised its disclosure on page 10 to expand its discussion of competition in the industry.

Risks related to manufacturing in a foreign country, p. 8

24.
If your agreement with your contract manufacturer is a material agreement for the company, you should file it as an exhibit to the registration statement and describe the material terms of the agreement in the Business section. In addition, instead of referring to your contract manufacturer generically, you should mention them by name. If you do not believe you are substantially dependent on this agreement, Please provide us with an analysis supporting your conclusion. If you do not have an agreement with this manufacturer and purchase products on a purchase order basis, please revise to include this information.

In response to this comment, the Company revised its disclosure on page 11 to include the name of its Chinese manufacturer, Chuang Yuan Garment Accessories Co., Limited. The Company contracts with Chuang Yuan for the manufacture of regalia on an as-needed basis. The Company arrangement with Chuang Yuan does not qualify as

“material” since the Company believes that Mr. Lee, officer and director of the Company, will be able to find a suitable replacement or additional manufacturer if Chuang Yuan is unable to fill an order. This disclosure was provided in risk factor no. 18 on page 11 along with cautionary language that a replacement or additional manufacturer is subject to market availability.

Risks related to lack of dividends, p. 9

25.	Please describe the risks associated with not paying dividends.

In response to this comment, the Company revised its disclosure on page 13 to explain the risks associated with not paying dividends.

Risks related to this offering, p. 10

26.	Please revise paragraph 26 to clearly state that your stock is a penny stock.

In response to this comment, the Company revised its disclosure on page 14 to clearly state that the Company’s stock is a considered to be a “penny stock.”

Directors, Executive officers and control persons, p. 19
Significant employees

27.
Please clarify the relationship between Mr. Lee and the company after the termination of the Management Agreement. Are there any functions that Mr. Lee was performing prior to termination that he is no longer performing?

In response to this comment, the Company revised its disclosure on page 24 to clarify that Mr. Lee will be performing the same functions that he did prior to suspension of the management agreement.

Certain relationships and related transactions, p. 24

28.
Please explain how the conversion price was determined for the shares that Messrs. lee and Ho received in exchange for their notes. Please disclose whether the conversion occurred on the same terms as would have been available to non-affiliated purchasers.

In response to this comment, the Company revised its disclosure on page 28 to indicate that the conversion was determined by the board of directors based on prevailing stock prices at the time and in exchange for advances made to the Company by management that expended considerable time and effort in developing the Company’s business plan and establishing the contacts necessary to progress the company. All things being equal, the conversion would be on the same terms to non-affiliates.

29.
We note that the conversion rate in June negotiated with Messrs. Lee and Ho was $0.001 per share. We also note that the company sold stock to investors later in that month at $0.025 per share, which suggest stock appreciation of 25 times the valuation of the shares converted in June. Please disclose any facts or circumstances that substantiate this appreciation.

In response to this comment, the Company revised its disclosure on page 28 to substantiate the price established for the June 18, 2005 offering.

30.	Please file any documents relating to the transactions described as exhibits to the registration statement.

In response to this comment, the Company has no documents to file in connection with the above transactions.

31.	With regard to the notes payable you have listed, please disclose whether the notes are secured or unsecured.

In response to this comment, the Company revised its disclosure on page 29 to indicate that the notes payable are unsecured.

Company Overview, p. 25

32.	Please explain what you mean when you say, “we intend to actively pursue additional customers beyond our First Principal Customer, placing further orders for products upon expansion of customer base.”

In response to this comment, the Company revised its disclosure on page 30 to indicate that the Company intends to seek additional contacts with photography studios or others that possess working relationships with high schools with which to market products in upcoming seasons if the agreement with Artona Group proves successful.

Employees, p. 26

33.	You should disclose the fact that your agreement with Mr. Lee is terminated.

In response to this comment, the Company revised its disclosure on page 31 to clarify that Mr. Lee’s management agreement has been suspended.

Management’s Discussion and Analysis and/or Plan of Operation, p. 28

34.	Please revise to provide a more detailed discussion of your plan of operation. Your discussion should address your expected increases in expenses and how you expect to incur these expenses without raising additional capital. This discussion should be quantified to the extent practicable.

In response to this comment, please see response to Comment No. 17. The Company revised its disclosure on page 33 to explain that the Company is expected to experience continued losses and operating expenses will continue to exceed revenues for the foreseeable future. The Company also included a table of estimated expenses for the next twelve months.

Critical Accounting Policies, page 29

35.
Please refer to your disclosures regarding your inventory accounting policy. Please revise your disclosure to clarify whether you are referring to inventory or rental assets. We note you disclose no amounts for inventory on your balance sheet. In addition, please revise your disclosure to explain what you mean by non-current and how you can estimate its value based on your limited historical sales trends.

In response to this comment, the Company has clarified the accounting policy note in the financial statements and in subsection Critical Accounting Policies on page 35 to exclude references to inventory as none of the products on hand are for resale purposes. All products currently on hand are for rental purposes and are being depreciated as capital assets.

Where you can find more information, p. 35

36.	You have the incorrect address for the Securities and Exchange Commission. The new address is 100 F Street, NE, Washington DC 20549.

In response to this comment, the Company added the correct address to this section.

Signature Page

37.	Your signature page must include the signature of your Chief Accounting Officer.

In response to this comment, Mr. David Ho, the Company’s Chief Financial Officer, has signed the signature page.

Financial Statements, page 34
Interim Financial Statements, page F-1
Statements of Operations, Page F-2

38.	It appears from your disclosure that depreciation of rental assets is not classified in gown rental expenses. Please revise your disclosure to reclassify the appropriate amounts to gown rental expenses. Alternatively, expand the gown rental expenses caption to include parenthetical disclosure indicating that depreciation related to rental assets is excluded and disclose such excluded amounts. Please refer to SAB Topic 11:B.

In response to this comment, the Company has reclassified depreciation expense to be included in gown rental expenses in the financial statements.

Financial Statements, page 34

39.
Please explain to us why the “advanced - related party” line item qualifies for treatment as an operating cash flow under paragraphs 21 through 24 of SFAS 95. In your response, please tell us why this item is not classified along with your shareholder advances as a financing cash flow under paragraphs 18 through 20 of SFAS 95.

In response to this comment, the Company has amended the presentation in the financial statements.

Note 4 - Commitments, page F-4

40.
Please revise your disclosure, here and throughout your filing, to clarify whether the suspension of your management services agreement merely defers payment for consulting fees that continue to be earned after June 30, 2005. We note that Mr. Lee is continuing to provide services.

In response to this comment, the Mr. Lee is currently providing only limited services to the Company and is receiving no compensation from the Company at the present time. For accounting purposes, the value of these services is considered immaterial to the financial statement presentation and has not been recognized in the financial statements. The agreement has been suspended and there is no deferral of payments since the suspension of the agreement.

Annual Financial Statements, page F-5
Note 1 - Summary of Accounting Policies, page F-10
Rental Assets, page F-10

41.
It would appear that depreciation of rental assets should begin when the assets are available for rent, not upon the first rental. Please revise your policy disclosure or explain to us your basis under GAAP for deferring depreciation expense. Tell us what impact this change in accounting will have on your historical financial statements.

In response to this comment, the Company has clarified the accounting policy to exclude the reference to “upon the first rental.” The rental assets are being depreciated beginning when they are first available for rent. The rental assets arrived near the end of the year and therefore depreciation would be immaterial, and has not been provided in that period.

Revenue Recognition, page F-10

42.
We note from your Prospectus Summary on page 3 and your Description of Business on page 25 that you may either rent or sell your regalia in the future. Please revise your disclosure to clearly indicate your revenue recognition policy for each revenue stream, rentals and sales. As it appears that your agreement with Artona Group, Inc. provides for the sharing of gross rental profit, please clarify how the calculation of rental profits is determined and whether the agreement refers to your rental profit or the rental profit of your customer. Please ensure that your policy addresses the recognition of contingent rental income or consideration given to a customer, as appropriate. In addition, we not from your disclosure in MD&A on page 30 that you accrue for estimated sales returns and allowances in the period which revenue is recognized. Please disclose your sales returns policy and how you can reasonably estimate returns as required by paragraphs 6f and 8 of SFAS 48. Please revise your critical accounting policy disclosure, accordingly.

In response to this comment, the Company has amended its revenue recognition policy to include items for sale, although none of the gowns purchased currently are intended for resale. The Company’s sales return policy applies only to defective merchandise and would involve replacement of the defective item only.

If you should have any questions, or require further information, please do not hesitate to contact the undersigned.

Very truly yours,

CANE CLARK LLP

/s/ Scott Doney
Scott P. Doney, Esq.

cc: Amerasia Khan Enterprises, Ltd.